c&c group plc

Our Ref: ML / RNS / SCH – 09/05/06 Your ref: 82- 34854 Date: 10/05/06

Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W,
Washington, D.C. 20549-0302
U.S.A.

Re: Holding in Company Notification.

Dear Sirs,

We write further to the above matter.

The enclosed notification was issued to the Stock Exchange on the 9th May 2006 and it concerns a change in holding of Schroder Investment Management Limited.

Yours Faithfully

Marcus Lynch
Solicitor
Group Legal Adviser
C&C Group plc.
Ph.: 01 616 1335 (Direct Line)
E-mail: marcus.lynch@candcgroup.ie

dlw 5/15

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Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		17:43 9 May 06

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest Schroder Investment Management Limited Schroder Investment Management Nth. America Ltd. Chase Nominees Limited.
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Schroder Investment Management Limited Schroder Investment Management Nth. America Ltd. Chase Nominees Limited.	4. Name of the registered holder(s) and, if more than one holc shares held by each of them See attached list

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed **3,891,055**	8. Percentage of issued class held by company should r account when calculating 1.2%

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company infor 09/05/2006
12. Total holding following this notification 18,527,795	13. Total percentage holding of issued class follow (any treasury shares held by the listed company into account when calculating percentage) 5.69%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries Marcus Lynch Assistant Group Secretary + 353 1 616 1335
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 09 May 2006.	

Schroder Notification Nominee Name	**Mgt Co**	**No of Shares**
Banca Intesa	SIM	101,780
Chase Nominees Limited	SIM	525,754
Chase Manhattan Bank	SIM	12,990,454
State Street Bank and Trust Co	SIM	166,764
Banque Internationale a Luxembourg	SIM	43,829
Dexia	SIM	88,443
Unibank Torvegade	SIM	17,930
UBS Luxembourg	SIM	144,710
Chase Nominees Limited	SIMNA	4,448,131
TOTAL		18,527,795

END

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